

December 2, 2024

Stephen Hood
Chief Executive Officer
Motorsport Games Inc.
5972 NE 4th Avenue
Miami, Florida 33137

> **Re: Motorsport Games Inc.**
> **Registration Statement on Form S-3**
> **Filed November 25, 2024**
> **File No. 333-283444**

Dear Stephen Hood:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham at 202-551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Leslie Marlow